                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the fiscal year ended December 31, 1998

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  EATON CORPORATION LINCOLN PLANT SHARE PURCHASE AND INVESTMENT PLAN AND TRUST

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation, 1111 Superior Avenue,
                  Cleveland, Ohio  44114-2584

                                   Exhibit


  The following exhibit is filed herewith:

Exhibit No.

  (23)      Consent of Independent Auditors           10


                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
                                                             (Name of Plan)
                                                       EATON CORPORATION LINCOLN
                                                       PLANT SHARE PURCHASE AND
                                                       INVESTMENT PLAN AND TRUST

Date: June 28, 1999                      By:      Eaton Corporation Pension
                                                  Administration Committee


                                         By:      /s/ S. J. Cook
                                                  ------------------------------
                                                          (Signature)
                                                  S. J. Cook
                                                  Vice President-Human Resources
                                                  Eaton Corporation


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                                 Audited Financial Statements
                                 and Supplemental Schedules

                                 LINCOLN PLANT
                                 SHARE PURCHASE AND INVESTMENT
                                 PLAN AND TRUST

                                 PLAN NUMBER:  152

                                 DECEMBER 31, 1998 AND 1997


                                 PLAN SPONSOR
                                 Eaton Corporation
                                 Eaton Center
                                 Cleveland, Ohio  44114
                                 (216) 523-5000

                                 Employer Identification Number:  34-0196300

                                 PLAN ADMINISTRATOR
                                 Eaton Corporation
                                 Corporate Compensation and
                                   Organization Committee
                                 Eaton Center
                                 Cleveland, Ohio  44114
                                 (216) 523-5000

                         Report of Independent Auditors


Corporate Compensation and Organization Committee of
   Eaton Corporation
Lincoln Plant Share Purchase and
   Investment Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Lincoln Plant Share Purchase and Investment Plan and Trust as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Cleveland, Ohio
June 11, 1999


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


           Lincoln Plant Share Purchase and Investment Plan and Trust

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1998


                                                           Victory     Victory       Victory      Eaton
                                    Prism     Victory       Stock      Special    International   Common
                                    Magic    Balanced       Index       Value         Growth      Shares       Loan
                                     Fund      Fund         Fund        Fund           Fund        Fund        Fund       Total
                                   -------------------------------------------------------------------------------------------------
ASSETS
Investments:
   Eaton Corporation Common Shares                                                              $  499,269             $   499,269
   Mutual funds                               $ 208,046    $ 380,797  $ 137,786     $ 112,783                              839,412
   Common/collective trust         $ 279,943                                                                                279,943
   Participant loans receivable                                                                             $  64,100       64,100
   EB Money Market Fund                                                                              1,221                   1,221
                                   -------------------------------------------------------------------------------------------------
Total investments                    279,943    208,046      380,797    137,786       112,783      500,490     64,100    1,683,945

Receivables:
   Employee contributions              2,243      1,459        2,235      1,118         1,016        4,126                  12,197
   Interest                                                                                             23                      23
                                   -------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS  $ 282,186  $ 209,505    $ 383,032  $ 138,904     $ 113,799   $  504,639  $  64,100  $ 1,696,165
                                   =================================================================================================


See notes to financial statements.



           Lincoln Plant Share Purchase and Investment Plan and Trust

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1997


                                                         Victory       Victory       Victory        Eaton
                                   Prism    Victory       Stock        Special    International     Common
                                   Magic   Balanced       Index         Value         Growth        Shares       Loan
                                    Fund     Fund         Fund          Fund           Fund          Fund        Fund      Total
                                  --------------------------------------------------------------------------------------------------
ASSETS
Investments:
   Eaton Corporation Common Shares                                                                 $  522,113            $   522,113
   Mutual funds                             $ 150,670    $ 221,285    $ 144,071      $ 85,773                                601,799
   Common/collective trust        $ 230,159                                                                                  230,159
   Participant loans receivable                                                                                $  28,276      28,276
   EB Money Market Fund                                                                                 1,230                  1,230
                                  --------------------------------------------------------------------------------------------------
Total investments                   230,159   150,670      221,285      144,071        85,773         523,343     28,276   1,383,577

Receivables:
   Interest                                                                                                30                     30
                                  --------------------------------------------------------------------------------------------------
Total assets                        230,159   150,670      221,285      144,071        85,773         523,373     28,276   1,383,607

LIABILITIES
Accrued purchase of investments                                                                         6,086                  6,086
                                  --------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS $ 230,159 $ 150,670    $ 221,285    $ 144,071      $ 85,773      $  517,287  $  28,276 $ 1,377,521
                                  ==================================================================================================


See notes to financial statements.



           Lincoln Plant Share Purchase and Investment Plan and Trust

 Statement of Changes in Net Assets Available for Benefits, with Fund Information

                          Year Ended December 31, 1998


                                                               Victory   Victory      Victory     Eaton
                                      Prism       Victory       Stock    Special   International  Common
                                      Magic       Balanced      Index     Value       Growth      Shares       Loan
                                       Fund         Fund         Fund     Fund         Fund        Fund        Fund       Total
                                      ----------------------------------------------------------------------------------------------
ADDITIONS
Employee contributions                $  62,665   $ 38,070    $ 60,402  $ 32,270    $ 28,045    $113,002               $  334,454
Interest                                     55                                                      223   $  2,811         3,089
Dividends                                           16,277      37,766     6,305       4,004      10,843                   75,195
                                      ----------------------------------------------------------------------------------------------
Total additions                          62,720     54,347      98,168    38,575      32,049     124,068      2,811       412,738

DEDUCTIONS
Distributions to participants               699      3,802       2,335     3,630       1,255      29,230        637        41,588
Fees and expenses                                                                                  1,258                    1,258
                                      ----------------------------------------------------------------------------------------------
Total deductions                            699      3,802       2,335     3,630       1,255      30,488        637        42,846
Net realized and unrealized
   appreciation (depreciation) in        14,746     13,391      34,494   (19,293)     11,533    (106,119)                 (51,248)
   fair value of investments
Net interfund transfers                 (24,740)    (5,101)     31,420   (20,819)    (14,301)       (109)    33,650
                                      ----------------------------------------------------------------------------------------------
Net increase (decrease)                  52,027     58,835     161,747    (5,167)     28,026     (12,648)    35,824       318,644
Net assets available for benefits at
   beginning of year                    230,159    150,670     221,285   144,071      85,773     517,287     28,276     1,377,521
                                      ----------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF YEAR                     $ 282,186   $209,505    $383,032  $138,904    $113,799    $504,639   $ 64,100    $1,696,165
                                      ==============================================================================================


See notes to financial statements.


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


                   Lincoln Plant Share Purchase and Investment
                                 Plan and Trust

                          Notes to Financial Statements

                           December 31, 1998 and 1997


A.     SIGNIFICANT ACCOUNTING POLICIES

Investments are stated at fair value as measured by quoted prices in active markets except for the Prism Magic Fund where the investments are stated at fair value as determined by the trustee. The participant loans receivable are valued at their outstanding balances, which approximate fair value.

The cost of shares sold for mutual funds and Eaton Common Shares Fund is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

B.     DESCRIPTION OF THE PLAN

Effective January 1, 1994, Eaton Corporation (the "Company" or "Plan Sponsor") established a 401(k) profit sharing plan and trust to be known as the Lincoln Plant Share Purchase and Investment Plan and Trust (the "Plan").

The Plan provides that all union employees of the Lincoln Plant will be eligible for membership in the Plan on the date at which the employee has completed sixty days of service with the Company.

Eligible employees may elect to make before-tax and after-tax contributions from 1 to 15 percent of their compensation. Contributions are allocated by the employee to the six investment funds:


                              Fund                                Description                            Sponsor
             -------------------------------------------------------------------------------------------------------------

             Prism Magic Fund                       Insurance Company Contracts             Key Bank

             Victory Balanced Fund                  Common Stocks and Fixed Income          Victory Broker Dealer Services
                                                       Securities

             Victory Stock Index Fund               Standard & Poor's 500 Index             Victory Broker Dealer Services

             Victory Special Value Fund             Small to Mid-Size Corporate Stocks      Victory Broker Dealer Services

             Victory International Growth Fund      International Stocks                    Victory Broker Dealer Services

             Eaton Common Shares Fund               Company Stock                           Eaton Corporation


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


                   Lincoln Plant Share Purchase and Investment
                                 Plan and Trust

                    Notes to Financial Statements - Continued


B.     DESCRIPTION OF THE PLAN--CONTINUED

Each participant's account is credited with the participant's contribution and allocations of Plan's earnings and administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in their contributions and actual earnings thereon. On termination of service a participant is eligible to receive a lump-sum amount equal to the value of the participant's account.

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan transactions are treated as a transfer from the investment fund to the loan fund. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate based on the prime interest rates as determined daily by the Trustee. Principal and interest is paid ratably through monthly payroll deductions.

All administrative and transaction costs, management fees and expenses of the Plan shall be paid by the trustee from the trust unless such costs, fees and expenses are paid by the Company.

The Company may amend, modify, suspend or terminate the Plan. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan document, which is available from the Human Resources Department upon request.


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
                   Lincoln Plant Share Purchase and Investment
                                 Plan and Trust

                    Notes to Financial Statements - Continued


C.     INVESTMENT ASSETS

Key Trust Company of Ohio, N.A., trustee of the plan, holds the Plan's investment assets and executes transactions.

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                           DECEMBER 31
                                                      1998             1997
                                                 -------------------------------

Prism Magic Fund                                 $   279,943      $   230,159
Victory Balanced Fund                                208,046          150,670
Victory Stock Index Fund                             380,797          221,285
Victory Special Value Fund                           137,786          144,071
Victory International Growth Fund                    112,783           85,773
Eaton Corporation Common Shares                      499,269          522,113

D.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 23, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

E.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investment in the special funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

F.     SUBSEQUENT EVENT

Effective May 1, 1999 the Plan was merged into the Eaton Corporation 401(k) Savings Plan and Trust ("Eaton 401(k) Plan"). On that same date all participants became eligible to participate in the Eaton 401(k) Plan. The assets transferred to the Eaton 401(k) Plan in May 1999 were approximately $1.9 million.


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


           Lincoln Plant Share Purchase and Investment Plan and Trust

                          EIN: 34-0196300 Plan No.: 152

     Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                                          Description of                                Current
                  Identity of Issue                         Investment                 Cost              Value
-----------------------------------------------------------------------------------------------------------------
* KeyBank:
     Prism Magic Fund                                21,779 units                $     248,867     $     279,943
     Victory Balanced Fund                           14,162 shares                     179,668           208,046
     Victory Stock Index Fund                        17,928 shares                     300,367           380,797
     Victory Special Value Fund                      9,814 shares                      134,619           137,786
     Victory International Growth Fund               7,948 shares                      103,924           112,783
     Employee Benefits Money Market Fund             1,221 units                         1,221             1,221
* Eaton Corporation Common Shares                    7,063 shares                      525,184           499,269
* Participant Loans Receivable                       8.75%--9.75%,
                                                     variable maturities                                  64,100
                                                                              -----------------------------------

                                                                                 $   1,493,850     $   1,683,945
                                                                              ===================================

* Indicates a party-in-interest to the Plan.


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


           Lincoln Plant Share Purchase and Investment Plan and Trust

                          EIN: 34-0196300 Plan No.: 152

           Form 5500, Line 27(d)--Schedule of Reportable Transactions

                          Year Ended December 31, 1998


                                       Purchase       Selling         Cost of        Current       Net Gain
          Description of Asset          Price          Price           Asset          Value         (Loss)
     ------------------------------------------------------------------------------------------------------
     CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
*    Key Bank--
        Employee Benefits Money
        Market Fund                    $  187,418                    $ 187,418       $ 187,418
                                                      $  187,427       187,427         187,427

        Victory Stock Index Fund          138,187                      138,187         138,187
                                                          13,169         9,678          13,169     $ 3,491

*    Eaton Common Shares                  127,731                      127,731         127,731
                                                          44,456        41,436          44,456       3,020

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1998.

*Indicates a party-in-interest to the Plan.


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